May 17, 2005

Via U.S. Mail and Facsimile
Paul H. Riss
Chief Executive Officer
eLEC Communications Corp.
75 South Broadway, Suite 302
White Plains, NY 10601


      Re:	eLEC Communications Corp.
Amendment No. 1 to the Form 10-KSB for the fiscal year ended
November
30, 2004
      	Filed April 26, 2005

      	Form 10-QSB for the quarter ended February 28, 2005
      	Filed April 19, 2005
      	File No. 0-04465

Dear Mr. Riss:

	We have reviewed the above referenced filings and your April
26,
2005 response letter and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your Forms 10-KSB and 10-QSB in response to these comments within 10 business days from the date of this letter.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




First Amendment to the Form 10-KSB for the fiscal year ended
November
30, 2004

Item 8A. Controls and Procedures
1. Your conclusion as to the effectiveness of disclosure controls and procedures should clearly state that they either are or are not effective. Therefore, revise to remove your statement that "except as set forth in paragraph (b) below," your disclosure controls and procedures are effective.

Form 10-QSB for the quarter ended February 28, 2005
2. Please revise to provide an unqualified opinion that your disclosure controls and procedures either were or were not effective
(at the reasonable assurance level) as of the end of the quarter covered by the report. For example, your statement that the deficiencies identified by your auditor "could cause our disclosure controls and procedures to be less effective at a reasonable assurance level than was desirable" does not clearly convey the conclusions of your principal executive officer and principal financial officer.
3. Your disclosure about changes in internal controls should state whether or not there were any changes (not just significant) changes in internal controls that materially affected, or were reasonably likely to materially affect, your internal controls. Please revise to correct this statement.


*	*	*	*

      As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response.
Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested supplemental information. Detailed cover letters greatly facilitate our review.
Understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Derek Swanson, Staff Attorney, at (202) 551-
3366,
or me at (202) 551-3810 with any questions.


      Sincerely,


							/s/ Larry Spirgel
							Assistant Director


















cc:	Eric M. Hellige
	Pryor Cashman Sherman & Flynn LLP
	Via Facsimile: (212) 326-0806

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Paul H. Riss
eLEC Communications Corp.
May 19, 2005
Page 1 of 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE